Innovo Group Inc.

April 14, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. H. Christopher Owings, Assistant Director

Re:                  Innovo Group Inc. Response to Comment Letter dated March 10, 2005

Dear Mr. Owings:

Innovo Group Inc., a Delaware corporation (the “Company” or “Innovo”), hereby submits the responses set forth below to your Comment Letter to the Company dated March 10, 2005 (the “Comment Letter”) pertaining to disclosure in our Controls and Procedures section of our Annual Report on Form 10-K for the year ended November 27, 2004 (“Annual Report”) incorporated by reference to our Registration Statement on Form S-3.  In addition, Innovo will submit for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR our revised Item 9A. Controls and Procedures disclosure as an amendment to our Annual Report after we have fully addressed all of your comments.  The responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

Form 10-K for the fiscal year ended November 27, 2004

Item 9A. Controls and Procedures, page 60

1.             In the first paragraph of this section, please also indicate that you carried out the effectiveness evaluation pursuant to Exchange Act Rule 13a-15.

We intend to revise our disclosure to include the reference to Exchange Act Rule 13a-15 as set forth in the last sentence in paragraph 1 of the attached Exhibit A, Item 9A.  Please note that we have included a marked copy of our proposed revised Item 9A, as Exhibit B so you can more easily see the changes we intend to make from our previous Item 9A disclosure filed in our Annual Report.

2.             You state that “[a] control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met.”  Revise to state clearly, if true, that your disclosure controls and

1

procedures are designed to provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 available on our website.

We intend to revise our disclosure to include this reference to the design of our disclosure controls and procedures as set forth in paragraph 2 in the attached Exhibit A.

3.             We note that your chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are “effective.”  Please revise the disclosure to explain more clearly how management determined that disclosure controls and procedures are effective given the persistence of material weaknesses in your disclosure controls and procedures and internal controls as identified by your independent auditors.

In light of the issues raised by the Comment Letter and after further evaluation by our chief executive officer and chief financial officer of our disclosure controls and procedures given our material weaknesses identified in our disclosure controls and procedures in connection with the filing of this response, we intend to revise our disclosure to conclude that our disclosure controls and procedures are ineffective as of November 27, 2004 as set forth in the last sentence of the second paragraph in the attached Exhibit A.

4.             We also note your statement that “subsequent to your evaluation, there were not significant changes in internal controls or other factors that would significantly affect these controls, except as discussed below.”  Please be aware that Item 308(c) of Regulation S-K — which became effective on August 14, 2003 — requires disclosure as to whether there was any change in your internal control over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls.  In the light of the exceptions cited, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the fiscal year ended November 27, 2004 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We intend to revise our disclosure to reflect the language in Item 308(c) of Regulation S-K as set forth in the paragraph immediately above the paragraph entitled “Fiscal 2004 Financial Statements” in the attached Exhibit A.

5.             Please also disclose when you took each of the actions to improve your disclosure controls and procedures and internal controls, as listed in the carryover sentence on pages 60-61.

We intend to revise our disclosure to explain specifically when each action was taken to improve our disclosure controls and procedures and internal controls as

2

previously listed on pages 60-61 as set forth in the sections entitled “Remedial Steps taken in Fiscal 2004”, “Material Weakness #1 and Remediation” and “Material Weakness #2 and Remediation” in the attached Exhibit A.

6.             In addition, it is unclear whether the material weaknesses identified by your independent auditors for the year ended November 29, 2003 remained material weaknesses as of November 27, 2004, the end of the period covered by this annual report.  Please revise to clarify.  In this regard, you state only that the “remedial steps taken earlier in fiscal 2004 by [you] improved your disclosure controls and procedures and internal controls[.]”

We intend to revise our disclosure to clarify that the material weaknesses identified by our independent auditors for the year ended November 29, 2003 were subsequently remediated and corrected as set forth in the section entitled “Effect of Remedial Measures taken in Fiscal 2004” in the attached Exhibit A.

7.             We further note that your independent auditors identified certain deficiencies in your internal controls in connection with the audit of the financial statements for the fiscal year ended November 27, 2004 that in the aggregate may result in material weaknesses in your disclosure controls and procedures and internal controls.  Please disclose when the material weaknesses first arose.  Also revise to disclose any specific steps the company has undertaken to remediate the material weaknesses resulting from those deficiencies.

We intend to revise our disclosure to explicitly provide when our material weaknesses first arose and the specific steps that we have undertaken to remediate the material weaknesses resulting from those deficiencies as set forth in the sections entitled “Fiscal 2004 Material Weaknesses”, “Material Weakness #1 and Remediation”, and “Material Weakness #2 and Remediation” in the attached Exhibit A.

8.             Finally, given the deficiencies and material weaknesses identified, it appears that you should revise your Management’s Discussion and Analysis to provide appropriate disclosure of any material impact on your financial condition.

As explained in the section entitled “Fiscal 2004 Financial Statements”, we believe that the deficiencies and material weaknesses identified have not had any material impact on our financial condition, and therefore, there is no need to revise the MD&A to our Annual Report.

Should you have any additional questions and/or need additional information please contact me at 323-216-7700 or our counsel Bruce S. Mendelsohn. or Rajat R. Shah at Akin Gump Strauss Hauer & Feld LLP at 202-887-4446 or 202-887-4243, respectively.

Sincerely,

/s/ Samuel J. Furrow, Jr.
Samuel J. Furrow, Jr.

cc:                                 Bruce S. Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP

                                                Rajat R. Shah, Esq., Akin Gump Strauss Hauer & Feld LLP

                                                Aubie Goldenberg, Ernst & Young LLP

3

EXHIBIT A

ITEM 9A.               CONTROLS AND PROCEDURES

As of November 27, 2004, the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities and Exchange Act Rule 13a-15 and 15d-15.

A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met.  Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdown can occur because of simple error or mistake.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.  Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are ineffective as of November 27, 2004.

Fiscal 2003 Material Weaknesses.  As previously reported in our Annual Report on Form 10-K for the year ended November 29, 2003, filed with the SEC on February 27, 2004 and our Quarterly Reports on Form 10-Q filed with the SEC on April 13, 2004, July 13, 2004 and October 12, 2004, our independent registered public accounting firm, Ernst & Young LLP, or Ernst & Young, on February 22, 2004, advised management and the audit committee of our board of directors of the following matters that it considered to be material weaknesses in our internal controls, which constituted reportable conditions under standards established by the American Institute of Certified Public Accountants:  (1) lack of adequate preparation of account reconciliations and analysis necessary to accurately prepare annual financial statements; and (2) shared accounting responsibilities for accounting functions between our company and Azteca Production International, Inc., or Azteca, and its related entities.

Material Weakness #1.  The primary reasons for the lack of adequate preparation of account reconciliations and analysis to accurately prepare our annual financial statements for fiscal 2003 included, but were not limited to:

(i)                                                                                     our significant growth in fiscal 2003 in both size and complexity, which significantly increased the number of accounting transactions from prior reporting periods; for example, (a) our net sales increased by 181%; (b) we acquired and integrated the Blue Concept Division; and (c) we began shipping non-denim branded products under now terminated license agreements for the first time;

(ii)                                                                                  the introduction of new operating software to track production, delivery and sales of our products during the third quarter of fiscal 2003;

(iii)                                                                               the loss of key accounting personnel prior to the start of our year-end audit; and

1

(iv)                                                                              certain new accounting personnel that did not have the historical knowledge to adequately reconcile and analyze certain accounts.

Management first realized it had an account reconciliation and analysis issues early in the first quarter of fiscal 2004, when two of its key accounting personnel unexpectedly resigned, but did not realize the full extent of the account reconciliation and analysis weakness until January and February 2004.

Material Weakness #2.  Our second material weakness resulted from our shared accounting arrangement with Azteca accounting personnel in connection with the Blue Concept Division acquisition.  During the integration of the Blue Concept Division, these Azteca accounting personnel recorded transactions between our company and Azteca, and/or its affiliates for both us and Azteca.  We utilized this arrangement with the Azteca accounting personnel because we believed that their historical knowledge of the Blue Concept Division accounting process and systems would help facilitate the transition of recording the new transactions into our books and records.  However, despite their historical knowledge, we discovered in January 2004 in connection with the account reconciliation and analysis process that the negatives of sharing accounting personnel with Azteca and the corresponding lack of segregation of duties that resulted, significantly outweighed the benefits of their historical knowledge.

Remedial Steps taken in Fiscal 2004.  After identifying these material weaknesses in our internal controls, management, along with the audit committee, took several remedial steps to correct these weaknesses.  During fiscal 2004, we took the following actions to correct our disclosure controls and procedures and internal controls and to segregate the accounting functions between our company and Azteca:

(i)

in January 2004, we promoted seasoned personnel for our apparel division, who are able to supervise our continued growth and complexity and coordinate the flow of information between operations and accounting in order to prepare account reconciliations and analysis in a timely manner;

(ii)

beginning in June 2004, we increased training of staff on our new operating software and transitioned to one accounting operating software which streamlined account entries and eliminated the time and effort of accounting personnel to make entries on more than one operating system, which required us to modify and add internal controls and processes; and

(iii)

we segregated our accounting responsibilities for accounting functions from Azteca by (a) hiring two new staff accountants in December 2003 and January 2004; (b) internally promoting a staff accountant with public accounting experience to the position of controller in August 2004; (c) hiring a Vice President of Finance, who serves as our principal accounting officer, in August 2004 and (d) ceased using our former controller that we shared with Azteca in August 2004.

In addition, throughout the course of fiscal 2004, we revised our closing procedures to ensure the timely reconciliation of all accounts and for the appropriate review of account reconciliation, such as (1) recording entries on a daily or weekly basis; (2) verifying account balances and account activity on a daily or weekly basis; and (3) reconciling and supporting significant account balances at month end.  We also transferred the responsibility for recording transactions between our company and Azteca and its affiliates to our own staff accountants and implemented internal controls to reconcile and verify account

2

balances and transactions between our company and Azteca and its affiliates.  The implementation of these processes and procedures were completed in the fourth quarter of fiscal 2004.

Effect of Remedial Measures taken in Fiscal 2004. The remedial steps taken by us in fiscal 2004 corrected each of the fiscal 2003 material weaknesses.

Fiscal 2004 Material Weaknesses. In anticipation of management’s report on our assessment over our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, management began examining each of our key processes in November 2004.  Although we corrected the fiscal 2003 material weaknesses previously identified, as a result of our examination of these processes and management’s review, in January 2005, we identified areas requiring further review and analysis: (1) our process to establish the proper valuation and estimation process for recording the reserves for excess and obsolete inventory and the allowance for customer credits and returns; and (2) our information technology system design and application policies and procedures.

Material Weakness #1 and Remediation.  While the deficiencies in our process to establish the proper valuation and estimation process for recording the reserves for excess and obsolete inventory and the allowance for customer credits and returns were resolved during the audit process in February 2005, this deficiency resulted in the recording of adjustments which were considered to be material and thus constituted a material weakness.  Subsequent to year end, management took steps to remediate weaknesses in our procedure for establishing the proper valuation and recording reserves for excess and obsolete inventory by implementing a new control procedure between January 2005 and February 2005 which included:

(i)                                                                                     reviewing inventory levels, styles, and slow-moving and obsolete inventory at the end of each month and on a quarterly basis;

(ii)                                                                                  utilizing a standardized methodology for valuation of inventory;

(iii)                                                                               accounting personnel preparation of worksheets; and

(iv)                                                                              management level review and sign-off on the worksheets.

Further, management took steps to remediate weaknesses in our procedures for recording reserves related to allowances for customer returns and other credits by implementing a new control procedure between January 2005 and February 2005 which included:

(i)                                                           reviewing accounts receivable subsidiary ledgers in aged accounts receivable reports by customer and subsequent credit activity on a monthly or quarterly basis;

(ii)                                                        utilizing a standardized methodology for credit allowances;

(iii)                                                     accounting personnel preparation of worksheets; and

(iv)                                                    management level review and sign-off on the worksheets.

Finally, management took steps to remediate weaknesses in our procedures for estimating reserves for future chargebacks by implementing a new control procedure between January 2005 and February 2005 which included:

3

(i)                                                      creating a report of historical chargebacks for a 6-12 month period on a subsidiary and/or large customer basis from our factoring lender statements;

(ii)                                                   calculating a ratio of chargebacks to net sales and applying that ratio to a factored ageing report from our factoring lender;

(iii)                                                sorting our chargebacks by reason code for calculating a percentage of chargebacks with actual return of merchandise or non-returns;

(iv)                                               applying the ratio to our factored ageing report to create an estimate of chargebacks based upon historical data;

(v)                                                  modifying the estimate based upon known subsequent events;

(vi)                                               accounting personnel preparation of worksheet with supporting data; and

(vii)                                            management level review and sign-off on the worksheets.

Material Weakness #2 and Remediation.  With respect to the deficiencies in our information technology system design and application policies and procedures, we have assigned the highest priority to continue to improve our information technology related deficiencies.  Our outlined steps for remediation include the following:

(i)                                                      limiting access to certain areas of software programs to users by job function and password protection;

(ii)                                                   segregating software programs on exclusive internal servers with limited access by employees and consultants;

(iii)                                                making changes to software programs in a controlled and tested environment that include phases of implementation of changes and testing changes for accuracy prior to release to users; and

(iv)                                               increasing staffing within the information technology department to ensure segregation of duties and responsibilities.

We began implementing these remedial steps  during the first quarter of fiscal 2005 and expect to have the implementation process completed during the current fiscal year.  Although no fraud to our knowledge has been committed by personnel or consultants who should not have access to certain databases, we are taking the requisite remedial steps to ensure the security and integrity of our books and records.  The steps we have already taken to ensure the security and integrity of our books and records include: (i) not relying on the automated controls in our information technology applications by utilizing our accounting department to review and analyze detailed transaction reports generated from systems and comparing such reports to the actual transactions; and (ii) manually reviewing and analyzing detailed costing and gross margin reports to identify any significant or unusual relationships or fluctuations in numbers.

Other than the remedial steps described above, there have been no changes in our internal control over financial reporting during the quarter ended November 27, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls.

4

Fiscal 2004 Financial Statements.  Because of these remedial steps and other compensating controls, none of the fiscal 2003 and fiscal 2004 weaknesses have affected previously published financial statements, including the results contained in this Annual Report, and there were no changes to any reported financial results that have been released by us as a result of the deficiencies.

Fiscal 2005 Outlook and SOX 404.  We believe that the material weaknesses for fiscal 2004 and the remediation process we commenced subsequent to year end, when considered with other control deficiencies that could potentially be identified in subsequent phases of testing and validation for SOX 404 compliance, may result in the finding of other separate and distinct material weaknesses in our disclosure controls and procedures and internal controls.  We have assigned the highest priority to compliance with SOX 404.  We have engaged an outside consulting firm to assist us with our evaluation of our disclosure controls and procedures, including our information technology controls and processes, and the subsequent documentation and testing phases necessary to fully evaluate and ensure compliance.  Our management and audit committee have committed what they believe to be sufficient resources to meet compliance requirements; however, there can be no assurance that all control deficiencies will be remediated before the end of fiscal 2005 or that the unresolved deficiencies will not rise to the level of material weaknesses.

5

EXHIBIT B

ITEM 9A.               CONTROLS AND PROCEDURES

As of November 27, 2004, the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities and Exchange Act Rule 13a-15 and 15d-15.

A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met.  Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and fraud.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdown can occur because of simple error or mistake.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a ~~cost-effective~~ control system, misstatements due to error or fraud may occur and not be detected.  Our Chief Executive Officer and Chief Financial Officer ~~have~~ concluded~~, based on our evaluation of~~ that our disclosure controls and procedures~~, that our disclosures controls and procedures under Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934 are effective.  Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect these internal controls, except as discussed below.~~ are ineffective as of November 27, 2004.

~~For~~Fiscal 2003 Material Weaknesses.  As previously reported in our Annual Report on Form 10-K for the year ended November 29, 2003, ~~our independent auditors~~filed with the SEC on February 27, 2004 and our Quarterly Reports on Form 10-Q filed with the SEC on April 13, 2004, July 13, 2004 and October 12, 2004, our independent registered public accounting firm, Ernst & Young LLP, or Ernst & Young, on February 22, 2004, advised management and the audit committee of our board of directors of the following matters that ~~Ernst & Young~~it considered to be material weaknesses in our internal controls, which ~~constitute~~constituted reportable conditions under standards established by the American Institute of Certified Public Accountants:  (~~i~~1) lack of adequate preparation of account reconciliations and analysis necessary to accurately prepare annual financial statements; and (~~ii~~2) shared accounting responsibilities for accounting functions between our company and Azteca Production International, Inc., or Azteca, and its related entities.

Material Weakness #1.  The primary reasons for the lack of adequate preparation of account reconciliations and analysis to accurately prepare our annual financial statements for fiscal 2003 included, but were not limited to:

(i)                                                                                     our significant growth in fiscal 2003 in both size and complexity, which significantly increased the number of accounting transactions from prior reporting periods; for example, (a) our net sales increased by 181%; (b) we acquired and integrated the Blue Concept Division; and (c) we began shipping non-denim branded products under now terminated license agreements for the first time;

(ii)                                                                                  the introduction of new operating software to track production, delivery and sales of our products during the third quarter of fiscal 2003;

(iii)                                                                               the loss of key accounting personnel prior to the start of our year-end audit; and

(iv)                                                                              certain new accounting personnel that did not have the historical knowledge to adequately reconcile and analyze certain accounts.

Management first realized it had an account reconciliation and analysis issues early in the first quarter of fiscal 2004, when two of its key accounting personnel unexpectedly resigned, but did not realize the full extent of the account reconciliation and analysis weakness until January and February 2004.

Material Weakness #2.  Our second material weakness resulted from our shared accounting arrangement with Azteca accounting personnel in connection with the Blue Concept Division acquisition.  During the integration of the Blue Concept Division, these Azteca accounting personnel recorded transactions between our company and Azteca, and/or its affiliates for both us and Azteca.  We utilized this arrangement with the Azteca accounting personnel because we believed that their historical knowledge of the Blue Concept Division accounting process and systems would help facilitate the transition of recording the new transactions into our books and records.  However, despite their historical knowledge, we discovered in January 2004 in connection with the account reconciliation and analysis process that the negatives of sharing accounting personnel with Azteca and the corresponding lack of segregation of duties that resulted, significantly outweighed the benefits of their historical knowledge.

Remedial Steps taken in Fiscal 2004.  After identifying these material weaknesses in our internal controls, management, along with the audit committee, took several remedial steps to ~~improve~~correct these ~~material~~ weaknesses.  ~~We have taken~~During fiscal 2004, we took the following actions to ~~improve~~correct our disclosure controls and procedures and internal controls and to segregate the ~~account~~accounting functions between our company and Azteca:  ~~(i) hired seasoned personnel for our apparel division, who will be able to supervise our continued growth and complexity and coordinate information between operations and accounting; (ii) increased training of staff on our new operating software; (iii) segregated our accounting responsibilities for accounting responsibilities for accounting functions from Azteca by (a) hiring two new staff accountants; (b) internally promoting a staff accountant with public accounting experience to the position of controller; and (c) hiring a Vice President of Finance who serves as our principal accounting officer.~~

(i)                                                        in January 2004, we promoted seasoned personnel for our apparel division, who are able to supervise our continued growth and complexity and coordinate the flow of information between operations and accounting in order to prepare account reconciliations and analysis in a timely manner;

(ii)                                                     beginning in June 2004, we increased training of staff on our new operating software and transitioned to one accounting operating software which streamlined account entries and eliminated the time and effort of accounting personnel to make entries on more than one operating system, which required us to modify and add internal controls and processes; and

(iii)                                                  we segregated our accounting responsibilities for accounting functions from Azteca by (a) hiring two new staff accountants in December 2003 and January 2004; (b)

internally promoting a staff accountant with public accounting experience to the position of controller in August 2004; (c) hiring a Vice President of Finance, who serves as our principal accounting officer, in August 2004 and (d) ceased using our former controller that we shared with Azteca in August 2004.

In addition, throughout the course of fiscal 2004, we revised our closing procedures to ensure the timely reconciliation of all accounts and for the appropriate review of account reconciliation, such as (1) recording entries on a daily or weekly basis; (2) verifying account balances and account activity on a daily or weekly basis; and (3) reconciling and supporting significant account balances at month end.  We also transferred the responsibility for recording transactions between our company and Azteca and its affiliates to our own staff accountants and implemented internal controls to reconcile and verify account balances and transactions between our company and Azteca and its affiliates.  The implementation of these processes and procedures were completed in the fourth quarter of fiscal 2004.

Effect of Remedial Measures taken in Fiscal 2004. The remedial steps taken by us in fiscal 2004 corrected each of the fiscal 2003 material weaknesses.

~~While these remedial steps taken earlier in fiscal 2004 by us improved our disclosure controls and procedures and internal controls, in connection with the audit of the financial statements for the year ended November 27, 2004, Ernst & Young identified certain deficiencies which, when considered in the aggregate, are considered a material weakness in our internal controls.  The deficiencies noted related to (i) the estimation processes for the recording of the reserve~~Fiscal 2004 Material Weaknesses. In anticipation of management’s report on our assessment over our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, management began examining each of our key processes in November 2004.  Although we corrected the fiscal 2003 material weaknesses previously identified, as a result of our examination of these processes and management’s review, in January 2005, we identified areas requiring further review and analysis: (1) our process to establish the proper valuation and estimation process for recording the reserves for excess and obsolete inventory and the allowance for customer credits and returns~~, which resulted in the recording of adjustments~~; and (~~ii~~2) our information technology system design and application policies and procedures.   ~~In connection with management’s ongoing assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, under which management is required to report on or before November 26, 2005, we believe that these deficiencies, when considered in the aggregate~~

Material Weakness #1 and Remediation.  While the deficiencies in our process to establish the proper valuation and estimation process for recording the reserves for excess and obsolete inventory and the allowance for customer credits and returns were resolved during the audit process in February 2005, this deficiency resulted in the recording of adjustments which were considered to be material and thus constituted a material weakness.  Subsequent to year end, management took steps to remediate weaknesses in our procedure for establishing the proper valuation and recording reserves for excess and obsolete inventory by implementing a new control procedure between January 2005 and February 2005 which included:

(i)                                                                                     reviewing inventory levels, styles, and slow-moving and obsolete inventory at the end of each month and on a quarterly basis;

(ii)                                                                                  utilizing a standardized methodology for valuation of inventory;

(iii)                                                                               accounting personnel preparation of worksheets; and

(iv)                                                                              management level review and sign-off on the worksheets.

Further, management took steps to remediate weaknesses in our procedures for recording reserves related to allowances for customer returns and other credits by implementing a new control procedure between January 2005 and February 2005 which included:

(i)                                                           reviewing accounts receivable subsidiary ledgers in aged accounts receivable reports by customer and subsequent credit activity on a monthly or quarterly basis;

(ii)                                                        utilizing a standardized methodology for credit allowances;

(iii)                                                     accounting personnel preparation of worksheets; and

(iv)                                                    management level review and sign-off on the worksheets.

Finally, management took steps to remediate weaknesses in our procedures for estimating reserves for future chargebacks by implementing a new control procedure between January 2005 and February 2005 which included:

(i)                                                       creating a report of historical chargebacks for a 6-12 month period on a subsidiary and/or large customer basis from our factoring lender statements;

(ii)                                                    calculating a ratio of chargebacks to net sales and applying that ratio to a factored ageing report from our factoring lender;

(iii)                                                 sorting our chargebacks by reason code for calculating a percentage of chargebacks with actual return of merchandise or non-returns;

(iv)                                                applying the ratio to our factored ageing report to create an estimate of chargebacks based upon historical data;

(v)                                                   modifying the estimate based upon known subsequent events;

(vi)                                                accounting personnel preparation of worksheet with supporting data; and

(vii)                                             management level review and sign-off on the worksheets.

Material Weakness #2 and Remediation.  With respect to the deficiencies in our information technology system design and application policies and procedures, we have assigned the highest priority to continue to improve our information technology related deficiencies.  Our outlined steps for remediation include the following:

(i)                                                        limiting access to certain areas of software programs to users by job function and password protection;

(ii)                                                     segregating software programs on exclusive internal servers with limited access by employees and consultants;

(iii)                                                  making changes to software programs in a controlled and tested environment that include phases of implementation of changes and testing changes for accuracy prior to release to users; and

(iv)                                                 increasing staffing within the information technology department to ensure segregation of duties and responsibilities.

We began implementing these remedial steps  during the first quarter of fiscal 2005 and expect to have the implementation process completed during the current fiscal year.  Although no fraud to our knowledge has been committed by personnel or consultants who should not have access to certain databases, we are taking the requisite remedial steps to ensure the security and integrity of our books and records.  The steps we have already taken to ensure the security and integrity of our books and records include: (i) not relying on the automated controls in our information technology applications by utilizing our accounting department to review and analyze detailed transaction reports generated from systems and comparing such reports to the actual transactions; and (ii) manually reviewing and analyzing detailed costing and gross margin reports to identify any significant or unusual relationships or fluctuations in numbers.

Other than the remedial steps described above, there have been no changes in our internal control over financial reporting during the quarter ended November 27, 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls.

Fiscal 2004 Financial Statements.  Because of these remedial steps and other compensating controls, none of the fiscal 2003 and fiscal 2004 weaknesses have affected previously published financial statements, including the results contained in this Annual Report, and there were no changes to any reported financial results that have been released by us as a result of the deficiencies.

Fiscal 2005 Outlook and SOX 404.  We believe that the material weaknesses for fiscal 2004 and the remediation process we commenced subsequent to year end, when considered with other control deficiencies that could potentially be identified in subsequent phases of testing and validation for ~~Section~~SOX 404 compliance, may result in the finding of other separate and distinct material weaknesses in our disclosure controls and procedures and internal controls.  We have assigned the highest priority to ~~the remediation and compliance with Section 404.~~compliance with SOX 404.  We have engaged an outside consulting firm to assist us with our evaluation of our disclosure controls and procedures, including our information technology controls and processes, and the subsequent documentation and testing phases necessary to fully evaluate and ensure compliance.  Our management and audit committee have committed what they believe to be sufficient resources to meet compliance requirements; however, there can be no assurance that all control deficiencies will be remediated before the end of fiscal 2005 or that the unresolved deficiencies will not rise to the level of material weaknesses.

~~We are confident that our financial statements for the fiscal year ended November 27, 2004 fairly present, in all material respects, our financial condition, results of operations and cash flows.~~